                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA-TISCALI AGREEMENT:

LAUNCH OF A NEW VIRTUAL MOBILE OPERATOR

Rome, 27 July 2007 - Telecom Italia and Tiscali today signed an agreement enabling Tiscali to become a virtual mobile operator. For the first time in Italy, an alternative fixed-line operator will offer mobile and integrated services across the whole country and including residential customers.

With this agreement, Tiscali will be able to compete in all mobile services on the market, through pre-paid cards and subscription, using its own brand, and with its own dedicated numbers. The service will be available in Italy and abroad thanks to the international roaming coverage guaranteed by Telecom Italia’s network.

Tiscali will set its own tariff policies and commercial prices, directly acquiring and managing customers who will be assisted via a specific service.

The offering of mobile services will allow Tiscali to develop integrated fixed-mobile products, for both voice and data services.

The proposal of mobile services will allow Tiscali to develop integrated fix to mobile offers, both for voice and data services. With this agreement Tiscali intends  to complete its telecommunication services proposal with a quadruple play prospective with the aim of integrating its own fixed-line services  (mail, portal, VAS) with a mobile offer. Thanks to the experience gained as an Internet Service Provider, Tiscali is positioned as a leading alternative fixed-line operator committed to extending the access of mobile Internet and developing it. In addition, the terms of the agreement will allow Tiscali to formulate fixed-mobile on-net offers for its residential customers and corporate clients, in competition with Telecom Italia and the other mobile operators.

Tommaso Pompei, CEO  Tiscali S.p.A, declares:  “We are extremely satisfied for the signed of this agreement which represents a great opportunity for us to complete our services offer for our Italian customer base. The actual evolution of the market is outlining clearly that the convergence process is pull by the mobile access and for an integrated telecommunication company as Tiscali, the possibility to offer mobile services is a natural evolution and an important competitive advantage”.

“The agreement with Tiscali – said Riccardo Ruggiero, Chief Executive of Telecom Italia – is a concrete response to the expectations of both institutions and consumers as it will allow a fixed-line operator to offer integrated fixed-mobile services to its customers, making the telecommunications market even more competitive that it already is. Telecom Italia is convinced that such a strategy will enhance the value of its infrastructure”.

Telecom Italia

Media Relations

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.it/media

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 27th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager